Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Aeterna Zentaris Inc. (the Corporation)

c/o Norton Rose Fulbright Canada LLP

1 Place Ville Marie

Suite 2500

Montreal, QC

H3B 1R1

Item 2                                                            Date of Material Change

October 27, 2016 and November 1, 2016.

Item 3                                                            News Release

On October 27, 2016 and November 1, 2016, the Corporation issued news releases indicating the material change, which were disseminated in Canada on the Business Wire news service.

Item 4                                                            Summary of Material Change

On October 27, 2016, the Corporation announced that it was raising US$7,560,000 in gross proceeds in a registered direct offering to a single healthcare dedicated institutional investor in the United States (the Offering) of 2,100,000 units (the Units), consisting of either one common share or one pre-funded warrant to acquire one common share and 0.45 of a warrant to purchase one common share, at a purchase price of US$3.60 per Unit. The purchaser had the opportunity to acquire Units with pre-funded warrants substituted for common shares where the purchase of Units with common shares would have resulted in the purchaser beneficially owning more than its beneficial ownership limitation following the consummation of the Offering, paying the same price of US$3.60 per Unit. The warrants have an exercise price of $4.70 per share. They are exercisable six months after their date of issuance and expire three years after their initial exercise date.

On November 1, 2016, the Corporation announced that it had completed the Offering generating gross proceeds of US$7,560,000.

Item 5                                                            Full Description of Material Change

On October 27, 2016, the Corporation announced that it was raising US$7,560,000 in gross proceeds in the Offering of 2,100,000 Units, consisting of either one common share or one pre-funded warrant to acquire one common share and 0.45 of a warrant to purchase one common share, at a purchase price of US$3.60 per Unit. The purchaser acquired Units with pre-funded warrants substituted for common shares where the purchase of Units with common shares would have resulted in the purchaser beneficially owning more than its beneficial ownership limitation following the consummation of the Offering.

The warrants have an exercise price of US$4.70 per share. They are exercisable six months after their date of issuance and expire three years after their initial exercise date. The warrants do not contain any price or other adjustment provision, except for customary adjustment provisions that apply in the event of certain corporate events or transactions that affect all outstanding common shares. The warrants may at any time be exercised on a “net” or “cashless” basis in accordance with a customary formula. In addition, in the event the volume weighted average price of the Corporation’s common shares on the NASDAQ Capital Market attains or exceeds US$10.00 during 10 consecutive trading days, the Corporation will have the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Corporation. The warrants will not be listed on any stock exchange.

The Corporation intends to use the net proceeds from the Offering to fund the preparation and submission of New Drug Applications for Macrilen™ and Zoptrex™, if the results of its ongoing clinical trials of such products warrant doing so, for general corporate and working capital purposes and to fund negative cash flow.

Maxim Group LLC acted as exclusive placement agent for the Offering. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and Aegis Capital Corp. acted as financial advisors to the Corporation in connection with the Offering.

On November 1, 2016, the Corporation announced that it had completed the Offering generating gross proceeds of US$7,560,000.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Further information regarding the matters described in this report may be obtained from Philip A. Theodore, Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

Item 9                                                            Date of Report

November 1, 2016